January 7, 2019

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: John Hodgin, P.G., P.E. – Office of Natural Resources

Re:    Ring Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 15, 2018

File No. 001-36057

Ladies and Gentlemen:

Ring Energy, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated December 26, 2018 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response.

The Company respectfully requests an extension until February 8, 2019, to respond to the Comment Letter due to time constraints associated with our fiscal year end. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than February 8, 2019. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (918) 499-3880. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ William R. Broaddrick
William R. Broaddrick
Chief Financial Officer

cc:	Kelly Hoffman - Chief Executive Officer, Ring Energy Inc.
Mark L. Jones – Baker & Hostetler LLP